Exhibit 99.1

Cango Inc. Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

SHANGHAI, March 9, 2023 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the fourth quarter and full year of 2022.

Fourth Quarter 2022 Financial and Operational Highlights

•

Total revenues were RMB487.1 million (US$70.6 million), compared with RMB1,050.5 million in the same period of 2021. Car trading transactions revenues were RMB431.1 million (US$62.5 million), or 88.5% of total revenues in the fourth quarter of 2022, compared with RMB703.9 million in the same period of 2021.

•

The total outstanding balance of financing transactions the Company facilitated was RMB25,581.3 million (US$3,708.9 million) as of December 31, 2022. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.61% and 1.38%, respectively, as of December 31, 2022, compared with 2.44% and 1.27%, respectively, as of September 30, 2022.

Full Year 2022 Financial and Operational Highlights

•

Total revenues were RMB1,980.5 million (US$287.1 million), compared with RMB3,921.7 million in the full year of 2021. Car trading transactions revenues were RMB1,596.3 million (US$231.4 million), or 80.6% of total revenues in the full year of 2022, compared with RMB2,227.2 million in the full year of 2021.

•

“Cango Haoche” platform had engaged 10,112 dealers in China’s 31 provinces and 305 cities as of December 31, 2022. During the full year of 2022, total sales were 16,490 cars, including 8,794 new energy vehicles (NEVs), resulting in an NEV penetration rate exceeding 50%.

•

Since the “Cango Haoche” APP was launched at the end of the second quarter of 2022, it had attracted a total of over 660,000 page views and more than 57,000 unique visitors as of the end of December, 2022.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “Despite facing numerous headwinds throughout the year, Cango successfully carried out a significant transformation during 2022. Our automotive transaction service platform covering both new and used car markets has taken shape, and excellent market feedback and increasing market demand have already validated its effectiveness.

“Our platform’s user base continued to grow with increasing engagement. As of December 31, 2022, ‘Cango Haoche,’ our new car trading platform, engaged 10,112 dealers, up 58% year-over-year. For full-year 2022, accumulated page views and unique visitors on our ‘Cango Haoche’ APP exceeded 660,000 and 57,000, respectively. In addition, we further extended our cooperation with OEMs and car suppliers in the fourth quarter, solidifying our strong position with abundant vehicle sources. On the used car front, by leveraging our advantages such as abundant used car sources and one-on-one matching services, we cultivated dealers’ platform usage habits and improved their platform stickiness. As of the end of 2022, ‘Cango U-Car,’ our used car trading platform, had 4,492 registered dealers with increasing stickiness.

“Although some uncertainty lingers on the near-term horizon, as we move through 2023, we will continue to accelerate our digitalization process and further standardize our products and services across the entire transaction chain. Leveraging Cango’s valuable market know-how and solid customer base accumulated over the past ten years, we will forge ahead alongside our dealer partners for the next decade and beyond, propelling their footsteps toward success,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Our fourth quarter performance once again illustrated the strength and resilience of our strategy and business model. We are confident that our refined operational efficiency and healthy balance sheet have positioned us to fully embrace new opportunities emerging from the automotive industry’s broad recovery. Looking ahead, we will continue to invest wisely to advance our capabilities and drive long-term value for our shareholders.”

Fourth Quarter 2022 Financial Results

REVENUES

Total revenues in the fourth quarter of 2022 were RMB487.1 million (US$70.6 million) compared with RMB1,050.5 million in the same period of 2021. Revenues from car trading transactions in the fourth quarter of 2022 were RMB431.1 million (US$62.5 million), or 88.5% of total revenues in the fourth quarter of 2022, compared with RMB703.9 million in the same period of 2021.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the fourth quarter of 2022 were RMB698.7 million (US$101.3 million) compared with RMB1,207.6 million in the same period of 2021.

•

Cost of revenue in the fourth quarter of 2022 decreased to RMB481.7 million (US$69.8 million) from RMB880.7 million in the same period of 2021. As a percentage of total revenues, cost of revenue in the fourth quarter of 2022 was 98.9% compared with 83.8% in the same period of 2021. The change was primarily due to a higher contribution from car trading transactions to total revenues. Car trading transactions normally present a higher cost-revenue ratio, thus pushing up the overall ratio.

•

Sales and marketing expenses in the fourth quarter of 2022 decreased to RMB19.2 million (US$2.8 million) from RMB73.8 million in the same period of 2021. As a percentage of total revenues, sales and marketing expenses in the fourth quarter of 2022 was 4.0% compared with 7.0% in the same period of 2021.

•

General and administrative expenses in the fourth quarter of 2022 decreased to RMB66.2 million (US$9.6 million) from RMB86.1 million in the same period of 2021. As a percentage of total revenues, general and administrative expenses in the fourth quarter of 2022 was 13.6% compared with 8.2% in the same period of 2021.

•

Research and development expenses in the fourth quarter of 2022 decreased to RMB8.4 million (US$1.2 million) from RMB23.6 million in the same period of 2021. As a percentage of total revenues, research and development expenses in the fourth quarter of 2022 was 1.7% compared with 2.2% in the same period of 2021.

•	Net loss on risk assurance liabilities in the fourth quarter of 2022 was RMB62.8 million (US$9.1 million) compared with RMB84.6 million in the same period of 2021.

LOSS FROM OPERATIONS

Loss from operations in the fourth quarter of 2022 was RMB211.6 million (US$30.7 million), compared with RMB157.0 million in the same period of 2021.

NET LOSS

Net loss in the fourth quarter of 2022 was RMB558.9 million (US$81.0 million). Non-GAAP adjusted net loss in the fourth quarter of 2022 was RMB539.9 million (US$78.3 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (ADS) in the fourth quarter of 2022 were both RMB4.13 (US$0.60). Non-GAAP adjusted basic and diluted net loss per ADS in the fourth quarter of 2022 were both RMB3.99 (US$0.58). Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of December 31, 2022, the Company had cash and cash equivalents of RMB378.9 million (US$54.9 million), compared with RMB745.0 million as of September 30, 2022.

As of December 31, 2022, the Company had short-term investments of RMB1,941.4 million (US$281.5 million), compared with RMB2,698.0 million as of September 30, 2022.

Full Year 2022 Financial Results

REVENUES

Total revenues in the full year of 2022 were RMB1,980.5 million (US$287.1 million) compared with RMB3,921.7 million in the full year of 2021. Revenues from car trading transactions in the full year of 2022 were RMB1,596.3 million (US$231.4 million), or 80.6% of total revenues in the full year of 2022, compared with RMB2,227.2 million in the full year of 2021.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the full year of 2022 were RMB2,927.6 million (US$424.5 million) compared with RMB3,945.0 million in the full year of 2021.

•

Cost of revenue in the full year of 2022 decreased to RMB1,830.1 million (US$265.3 million) from RMB2,958.0 million in the full year of 2021. As a percentage of total revenues, cost of revenue in the full year of 2022 was 92.4% compared with 75.4% in the full year of 2021. The change was primarily due to an increase in the amount of car trading transactions.

•

Sales and marketing expenses in the full year of 2022 decreased to RMB132.8 million (US$19.3 million) from RMB239.3 million in the full year of 2021. As a percentage of total revenues, sales and marketing expenses in the full year of 2022 was 6.7% compared with 6.1% in the full year of 2021.

•

General and administrative expenses in the full year of 2022 was RMB299.5 million (US$43.4 million) compared with RMB276.2 million in the full year of 2021. As a percentage of total revenues, general and administrative expenses in the full year of 2022 was 15.1% compared with 7.0% in the full year of 2021.

•

Research and development expenses in the full year of 2022 decreased to RMB46.0 million (US$6.7 million) from RMB70.3 million in the full year of 2021. As a percentage of total revenues, research and development expenses in the full year of 2022 was 2.3% compared with 1.8% in the full year of 2021.

•

Net loss on risk assurance liabilities in the full year of 2022 was RMB299.9 million (US$43.5 million) compared with RMB197.8 million in the full year of 2021. The change was mainly due to a sequential increase in default rate over 2022.

LOSS FROM OPERATIONS

Loss from operations in the full year of 2022 was RMB947.1 million (US$137.3 million), compared with RMB23.2 million in the full year of 2021. This increase in loss from operations was mainly due to loss on risk assurance liabilities and provision for credit losses, as well as the decrease in total revenues and gross profit margin.

NET LOSS

Net loss in the full year of 2022 was RMB1,111.2 million (US$161.1 million). Non-GAAP adjusted net loss in the full year of 2022 was RMB952.7 million (US$138.1 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per ADS in the full year of 2022 were both RMB8.11 (US$1.18). Non-GAAP adjusted basic and diluted net loss per ADS in the full year of 2022 were both RMB6.95 (US$1.01). Each ADS represents two Class A ordinary shares of the Company.

Business Outlook

For the first quarter of 2023, the Company expects total revenues to be between RMB450 million and RMB500 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on April 22, 2022, the Company had repurchased 2.4 million ADSs with cash in the aggregate amount of approximately US$5.2 million up to December 31, 2022.

Conference Call Information

The Company’s management will hold a conference call on Thursday, March 9, 2023, at 8:00 P.M. Eastern Time or Friday, March 10, 2023, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272

United States Toll Free:	+1-888-346-8982

Mainland China Toll Free:	4001-201-203

Hong Kong, China Toll Free:	800-905-945

Conference ID:	Cango Inc.

The replay will be accessible through March 16, 2023, by dialing the following numbers:

International:	+1-412-317-0088

United States Toll Free:	+1-877-344-7529

Access Code:	4879650

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,434,806,922	378,917,318	54,937,847
Restricted cash—current	61,293,114	152,688,510	22,137,753
Short-term investments	2,598,935,704	1,941,432,848	281,481,304
Accounts receivable, net	223,544,396	266,836,951	38,687,721
Finance lease receivables—current, net	1,414,164,625	799,438,656	115,907,710
Financing receivables, net	62,296,261	73,818,025	10,702,608
Short-term contract asset	829,940,692	500,389,654	72,549,680
Prepayments and other current assets	982,948,637	1,356,822,028	196,720,702

Total current assets	7,607,930,351	5,470,343,990	793,125,325

Non-current assets:
Restricted cash—non-current	1,114,180,729	750,877,306	108,866,976
Goodwill	148,657,971	148,657,971	21,553,380
Property and equipment, net	19,545,933	14,689,988	2,129,848
Intangible assets	45,931,544	48,317,878	7,005,434
Long-term contract asset	495,456,805	173,457,178	25,148,927
Deferred tax assets	474,570,361	62,497,781	9,061,326
Finance lease receivables—non-current, net	1,029,262,174	260,049,967	37,703,701
Operating lease right-of-use assets		80,726,757	11,704,280
Other non-current assets	11,568,164	6,633,517	961,770

Total non-current assets	3,339,173,681	1,545,908,343	224,135,642

TOTAL ASSETS	10,947,104,032	7,016,252,333	1,017,260,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	579,776,131	349,299,134	50,643,614
Long-term debts—current	938,014,362	565,143,340	81,938,082
Accrued expenses and other current liabilities	719,035,377	890,836,699	129,159,184
Risk assurance liabilities	699,022,914	402,303,421	58,328,513
Income tax payable	481,854,105	313,406,680	45,439,697
Short-term lease liabilities		9,913,073	1,437,260

Total current liabilities	3,417,702,889	2,530,902,347	366,946,350

Non-current liabilities:
Long-term debts	486,371,672	75,869,353	11,000,022
Deferred tax liability	51,471,040	10,724,133	1,554,853
Long-term operating lease liabilities		76,533,208	11,096,272
Other non-current liabilities	991,610	314,287	45,567

Total non-current liabilities	538,834,322	163,440,981	23,696,714

Total liabilities	3,956,537,211	2,694,343,328	390,643,064

Shareholders’ equity
Ordinary shares	204,260	204,260	29,615
Treasury shares	(485,263,213)	(559,005,216)	(81,048,138)
Additional paid-in capital	4,671,769,821	4,805,240,472	696,694,379
Accumulated other comprehensive income	(187,517,110)	66,359,902	9,621,281
Retained earnings	2,991,373,063	9,109,587	1,320,766

Total Cango Inc.’s equity	6,990,566,821	4,321,909,005	626,617,903

Total shareholders’ equity	6,990,566,821	4,321,909,005	626,617,903

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,947,104,032	7,016,252,333	1,017,260,967

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the three months ended			For the years ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,050,548,618	487,118,297	70,625,514	3,921,716,406	1,980,453,461	287,138,761
Loan facilitation income and other related income	252,002,800	11,220,332	1,626,795	1,233,556,212	146,428,758	21,230,174
Leasing income	52,680,663	27,971,392	4,055,471	251,295,105	155,522,046	22,548,577
After-market services income	36,733,261	15,752,500	2,283,898	193,786,856	71,456,769	10,360,258
Automobile trading income	703,861,083	431,145,715	62,510,253	2,227,171,554	1,596,306,698	231,442,716
Others	5,270,811	1,028,358	149,097	15,906,679	10,739,190	1,557,036
Operating cost and expenses:
Cost of revenue	880,667,760	481,743,466	69,846,237	2,958,009,872	1,830,089,773	265,338,075
Sales and marketing	73,810,746	19,247,674	2,790,650	239,333,085	132,779,488	19,251,216
General and administrative	86,092,093	66,178,999	9,595,053	276,179,441	299,545,363	43,429,995
Research and development	23,621,268	8,442,599	1,224,062	70,278,081	45,958,842	6,663,406
Net loss (gain) on risk assurance liabilities	84,603,086	62,845,054	9,111,676	197,750,449	299,863,403	43,476,107
Provision for credit losses and other assets	58,773,728	60,245,674	8,734,802	203,415,094	319,359,716	46,302,806

Total operation cost and expense	1,207,568,681	698,703,466	101,302,480	3,944,966,022	2,927,596,585	424,461,605

Income (Loss) from operations	(157,020,063)	(211,585,169)	(30,676,966)	(23,249,616)	(947,143,124)	(137,322,844)

Interest income, net	7,623,469	16,611,787	2,408,483	26,373,471	43,732,652	6,340,639
Net gain (loss) on equity securities	259,584,974	3,493,202	506,467	(12,991,522)	(9,810,585)	(1,422,401)
Interest expense	(5,347,490)	(5,116,136)	(741,770)	(14,481,195)	(16,809,263)	(2,437,114)
Foreign exchange gain (loss), net	2,138,005	(1,400,017)	(202,983)	1,351,400	5,918,231	858,063
Other income	5,269,444	10,753,821	1,559,157	41,911,589	52,066,718	7,548,965
Other expenses	(18,106)	(677,955)	(98,294)	(6,605,833)	(2,465,972)	(357,532)
Net income (loss) before income taxes	112,230,233	(187,920,467)	(27,245,906)	12,308,294	(874,511,343)	(126,792,224)

Income tax expenses	11,896,807	(371,015,445)	(53,792,183)	(20,852,646)	(236,696,540)	(34,317,772)
Net income (loss)	124,127,040	(558,935,912)	(81,038,089)	(8,544,352)	(1,111,207,883)	(161,109,996)

Net income (loss) attributable to Cango Inc.’s shareholders	124,127,040	(558,935,912)	(81,038,089)	(8,544,352)	(1,111,207,883)	(161,109,996)

Earnings (loss) per ADS attributable to ordinary shareholders:
Basic	0.88	(4.13)	(0.60)	(0.06)	(8.11)	(1.18)
Diluted	0.87	(4.13)	(0.60)	(0.06)	(8.11)	(1.18)
Weighted average ADS used to compute earnings (loss) per ADS attributable to ordinary shareholders:
Basic	141,358,210	135,295,444	135,295,444	144,946,453	137,042,445	137,042,445
Diluted	142,105,618	135,295,444	135,295,444	144,946,453	137,042,445	137,042,445
Other comprehensive (loss) income, net of tax

Foreign currency translation adjustment	(34,302,349)	97,086,262	14,076,185	(72,130,683)	253,877,012	36,808,707

Total comprehensive income (loss)	89,824,691	(461,849,650)	(66,961,904)	(80,675,035)	(857,330,871)	(124,301,289)

Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	89,824,691	(461,849,650)	(66,961,904)	(80,675,035)	(857,330,871)	(124,301,289)

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	For the three months ended			For the years ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	124,127,040	(558,935,912)	(81,038,089)	(8,544,352)	(1,111,207,883)	(161,109,996)
Add: Share-based compensation expenses	23,190,482	19,076,738	2,765,867	87,634,835	158,522,520	22,983,605
Cost of revenue	1,959,861	841,248	121,969	4,927,484	4,160,056	603,150
Sales and marketing	3,740,843	3,551,173	514,872	15,311,101	14,691,410	2,130,054
General and administrative	16,147,170	13,780,228	1,997,944	63,035,444	135,888,877	19,702,035
Research and development	1,342,608	904,089	131,081	4,360,806	3,782,177	548,364

Non-GAAP adjusted net income (loss)	147,317,522	(539,859,174)	(78,272,222)	79,090,483	(952,685,363)	(138,126,391)

Net income (loss) attributable to Cango Inc.’s shareholders	147,317,522	(539,859,174)	(78,272,222)	79,090,483	(952,685,363)	(138,126,391)

Non-GAAP adjusted net income (loss) per ADS-basic	1.04	(3.99)	(0.58)	0.55	(6.95)	(1.01)
Non-GAAP adjusted net income (loss) per ADS-diluted	1.04	(3.99)	(0.58)	0.54	(6.95)	(1.01)
Weighted average ADS outstanding—basic	141,358,210	135,295,444	135,295,444	144,946,453	137,042,445	137,042,445
Weighted average ADS outstanding—diluted	142,105,618	135,295,444	135,295,444	146,867,997	137,042,445	137,042,445